The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

02 OCT 11 AM 9:50

02055349

October 9, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Amendment of Forecast for Financial Results of the 1st Half FY2002

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 11/26

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By /s/ Naoya Takeuchi

Name : Naoya Takeuchi
Title: Joint General Manager

October 9, 2002

The Sumitomo Trust & Banking Co., Ltd.

Amendment of Forecast for Financial Results of the 1st Half FY2002

The Sumitomo Trust & Banking Co., Ltd. (hereinafter, "Sumitomo Trust") hereby announces that its forecast for financial results of the 1st half fiscal year 2002 ending September 30, 2002 (hereinafter "1HFY2002") is amended as follows:

1. Amendment of Forecast for Financial Results of 1HFY2002 (For the period from Apr. 1, 2002 to Sep. 30, 2002)

(in billions of Yen)

	Consolidated		Non-consolidated	
	Net Operating Profit	Net Income	Net Operating Profit	Net Income
Previous Forecast (as of August 2002) (A)	22.0	13.0	20.0	26.0
Amended Forecast (B)	40.0	6.0	38.0	20.0
Change (B) – (A)	+18.0	-7.0	+18.0	-6.0
Change (%)	+81.8%	-53.8%	+90.0%	-23.1%

2. Reason for Amendment

The amendment of Net Operating Profit (non-consolidated) is mainly due to increase of Net Business Profit in accordance with a large increase in foreign-currency-related interest income. Net Income (non-consolidated) fell short the previous forecast (as of August 2002) mostly because of extraordinary losses along with stock sell-off to Trust Fund for Employee Retirement Benefit.

The amendment for consolidated Net Operating Profit and Net Income is due to the same reason.

3. Forecast for Financial Results of Full Fiscal Year 2002 (consolidated and non-consolidated)

Although no material change on the forecast for financial results of full fiscal year 2002 (hereinafter "FY2002) is expected at this moment, more detail will be notified in November 2002 at the announcement of Fiscal Results for 1HFY2002.

(Appendix – Referential Data)

Referential Data below are preliminary numbers, and are subject to change.

1. Summary of Amended Forecast for Financial Results of 1HFY 2002 (non-consolidated)

(in billions of Yen)

	Previous Forecast (as of August 2002) (A)	Amended Forecast (B)	Change (B) – (A)
Net Business Profit Before Credit Costs (*)	65.0	85.0	20.0
Credit Costs (**)	40.0	20.0	-20.0
Net Capital Gains/Losses from stock	-	-16.0	-16.0
(Write-off of stocks)	(-)	(-11.0)	(-11.0)
Net Operating Income	20.0	38.0	18.0
Extraordinary Income	24.0	-5.0	-29.0
(Gains from Partial Sales of Stock Transfer Business)	(24.0)	(24.0)	(-)
(Losses from Stock sell-off to Trust Fund for Employee Retirement Benefit) (***)	(-)	(-29.0)	(-29.0)
Net Income	26.0	20.0	-6.0

(*) Net Business Profit Before Credit Costs = Net Business Profit + Trust Account Credit Costs + Net Transfer to General Reserve

(**) Total amount of Trust Account Credit Costs, Net Transfer to General Reserve and Banking Account Credit Costs.

(***) A part of stocks held by Sumitomo Trust were sold to Trust Fund for Employee Retirement Benefit. The amount sold was 23 billion yen (Market Value Base).

2. Net Unrealized Losses of "Other Securities"(*) at the end of September 2002 (non-consolidated)

(in billions of yen)

	Unrealized Gains and Losses (after write-off)			
	March 2002	September 2002 (Forecast)	Unrealized Gains	Unrealized Losses
Other Securities	-93.4	-39.0	N.A.	N.A.
(for stocks only)	(-51.2)	(-118.0)	(46.0)	(-164.0)

(*) "Other Securities" include securities other than those held for trading purposes, namely cross-shareholdings, bonds to be held to maturity, and stocks of subsidiaries and affiliates.

(1) Total write-off of other securities amounted approximately to 15.0 billion yen (11.0 billion yen for stocks only).

(2) Among "Other Securities," fair market values of the stocks whose market values are obtainable in the markets are determined on the basis of the 1-month-average of their daily closing prices during September 2002 (the closing month of 1HFY2002), and such market values are also used in determining write-off of each stock. The standard for write-off that we have adopted is as follows:

(i) Stocks with fair market values at 50% or less of their carrying costs are all subject to write-off.

(ii) Stocks with fair market values at 70% of less of their carrying costs are subject to write-off, if judged as having little possibility of price recovery.

3. BIS Capital Adequacy Ratio (consolidated; at the end of September 2002)

(in billions of yen)

	March 2002	September 2002 (Preliminary)
Total Stockholders' Equity	1,293.6	1,370.0
Tier I	734.1	770.0
Total Risk Assets	11,908.0	12,000.0
BIS Capital Adequacy Ratio	10.86%	In the middle of 11%
Tier I Ratio	6.16%	In the middle of 6%

***Forecast of Stockholders' Equity (non-consolidated) at the end of March 2002**

(in billions of yen)

	March 2002	September 2002 (Preliminary)
Total Stockholders' Equity	651.9	700.0
Capital Stock	284.0	285.8
Legal Reserve	280.3	283.7
Retained Earnings	145.5	156.0
Net Unrealized Losses on "Other Securities" (Net of Tax)	-57.1	-24.0

4. Unwinding of Cross-Shareholdings (non-consolidated; at the end of September 2002)

The amount of unwinding of cross-shareholdings held during 1HFY2002 was 150 billion yen (Cost base) which exceeded the plan of 100 billion yen (as of May, 2002). Total amount of stocks held by Sumitomo Trust at the end of September 2002 was approximately 720 billion yen (B/S value base) which was less than Tier I (770 billion yen / consolidated). Further unwinding of cross-shareholdings is planned in line with 100 billion yen unwinding scheduled during 2HFY2002 to reduce market risk relating to stock price.

***Forecast of Cross-Shareholdings (non-consolidated) at the end of March 2002**

(in billions of yen)

	March 2002 (A)	September 2002 (B)	(B) – (A)
B/S Value (Market Value)	943.8	722.0	-221.8
Cost	995.0	840.0	-155.0
Net	-51.2	-118.0	-66.8

5. Assets Classified under the Financial Reconstruction Law (non-consolidated; at the end of September 2002)

(in billions of yen)

	March 2002 (A)	September 2002 (B)	(B) – (A)
Bankrupt and Practically Bankrupt	47.2	70.0	22.8
Doubtful	424.4	270.0	-154.4
Substandard	217.5	240.0	22.5
Total	689.0	580.0	-109.0
Special Mention excl. Substandard	1,225.7	910.0	-315.7

(Note) Figures are those in Banking A/C and Trust A/C combined, after the partial direct write-off.

(Note) Figures above are those in Banking A/C and Trust A/C combined.

For inquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654